TERYL RESOURCES CORP.

Address: 1103 - 11871 Horseshoe Way, Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Email: john@ihiway.com Website: www.terylresources.com
Contact: John G. Robertson, President

CONSOLIDATED FINANCIAL STATEMENTS

AS AT FEBRUARY 28, 2005

(UNAUDITED)

(PREPARED BY MANAGEMENT)

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT FEBRUARY 28 2005

ASSETS

	Nine Months	Nine Months	Year Ended
	February 28,	February 29,	May 31,
	2005	2004	2004
Current Assets:	$	$	$
Cash	-	123,863	370,558
Prepaids, accounts and accrued receivables	14,061	80,527	40,655
Advances to related companies (Note 3)	4,906	13,960	16,559
	18,967	218,350	427,772
Investments (Note 4)	4,026	4,026	4,026
Equipment (Note 5)	24,806	8,356	13,471
Mineral Property Interests (Note 7)	219,397	196,794	196,794
Deferred Exploration & Development (Note 7)	2,723,569	2,155,582	2,502,058
	2,990,765	2,583,108	3,144,121

LIABILITIES AND CAPITAL LESS DEFICIT
Current Liabilities:
Cheques issued in excess of funds on deposit	60,013	-	-
Accounts payable and accrued liabilities	20,235	51,134	48,773
Estimated liability for capital taxes	676	732	747
Debenture payable (Note 9)	150,000	150,000	150,000
Advances from related companies (Note 10)	96,118	527,146	208,221
	327,042	729,012	407,741
Contingencies and Commitments: (Note 11)
Share Capital: (Note 12)
Issued	9,350,972	7,928,362	9,018,122
Subscriptions Received (Note 15)	69,972	85,572	69,972
Contributed Surplus	169,355	-	169,355
Deficit	(6,926,576)	(6,159,838)	(6,521,069)
	2,990,765	2,583,108	3,144,121

Approved by the Directors:	"John G Robertson"	"Jennifer Lorette"
	John G Robertson, Director	Jennifer Lorette, Director

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS AND NINE MONTHS ENDED FEBRUARY 28, 2005

	Three Months Ended		Nine months Ended
	Feb. 28,		Feb. 28 ,
	2005	2004	2005	2004

Oil and Gas Operations:
Revenue from Oil & Gas Sales	6,895	5,908	20,815	16,178
Deduct: Oil & Gas Operating expenses	2,489	1,461	29,251	4,404
Net Income (Loss) from Oil and Gas	4,406	4,447	(8,436)	11,774
General and Administrative Expenses:
Consulting, publicity and investor relations	49,790	129,418	193,064	266,172
Audit, accounting and legal	21,391	2,743	41,166	26,423
Secretarial fees and benefits (Note 13)	13,498	4,900	37,911	15,774
Management and directors fees(Note 13)	10,800	17,250	47,763	42,125
Foreign exchange loss (gain)	8,673	14,125	(3,809)	(10,466)
Auto, travel and entertainment	7,409	2,282	24,453	33,122
Debenture interest (Note 10)	3,624	3,624	10,992	10,992
Transfer agent fees	2,350	3,515	7,200	8,130
Exploration and development write off	2,018	2,152	2,018	2,152
Bank charges and other interest - net	1,717	(458)	(874)	662
Office rent and utilities (Note 13)	1,180	1,300	4,140	3,900
Office supplies, courier & telephone	494	7,416	19,361	26,990
Filing fees and electronic data services	230	4,932	5,365	19,841
Shareholder costs	-	583	2,573	4,325
Amortization	1,916	489	5,748	1,416
General and Administrative Expenses	125,090	194,271	397,071	451,558
Net Income (Loss) for the Period	(120,684)	(189,824)	(405,507)	(439,784)
Deficit - Beginning of Period	(6,805,892)	(5,970,014)	(6,521,069)	(5,720,054)
Deficit - End of Period	(6,926,576)	(6,159,838)	(6,926,576)	(6,159,838)

EARNINGS (LOSS) PER SHARE	(0.0036)	(0.0070)	(0.0120)	(0.0162)

Weighted Average Shares Outstanding	33,962,600	27,209,976	33,962,600	27,209,976

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION

AND DEVELOPMENT EXPENDITURES

FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2005

	Three Months Ended		Nine Months Ended
	Feb 28,		Feb 28,
	2005	2004	2005	2004
	$	$	$	$
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	2,018	2,152	2,018	2,152
Fish Creek Claims: (Joint Venture) (Note 7B)
Lease payments	-	-	2,992	2,310
Assays, maps and insurance	-	-	3,447	-
Geophysical survey and placer sampling	4,046	1,021	29,075	2,922
	4,046	1,021	35,514	5,232
Fish Creek Claims: (Note 7C)
Geophysical survey	34,813	-	34,813	-
West Ridge Claims: (Note 7E)
Geophysical survey	5,539	6,053	34,432	124,243
Annual rent	-	-	-	8,185
Reports and maps	-	-	-	4,121
	5,539	6,053	34,432	136,549
Gil Venture: (Joint Venture) (Note 7F)
Drilling and trenching	3,922	-	116,088	162,860
Reports and maps	-	-	664	1,374
	3,922	-	116,752	164,234
	50,338	9,226	223,529	308,167
Less: Exploration and development written off:
Re inactive claims	2,018	2,152	2,018	2,152
Exploration & Development for the Period	48,320	7,074	221,511	306,015
Exploration& Development Beginning of Period	2,675,249	2,148,508	2,502,058	1,849,567

Exploration & Development at End of Period	2,723,569	2,155,582	2,723,569	2,155,582

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE AND NINE MONTHS ENDED FEBRUARY 28, 2005

	Three Months Ended		Nine Months Ended
	Feb 28,		Feb 28,

	2005	2004	2005	2004

Operating Activities:
Oil and Gas revenue receipts	6,895	7,464	20,815	16,891
Change in estimated liability for capital tax	(10)	20	(71)	(18)
Payment of debenture interest	-	-	(15,000)	(15,000)
Payments to suppliers for goods and services	(31,468)	(138,428)	(447,204)	(1,039,255)
Cash Flows (Used) by Operating Activities	(24,583)	(130,944)	(441,460)	(1,037,382)

Financing Activities:
Share capital issued for Cash	-	55,350	332,850	1,630,987
Related party advances (repayments)	(104,212)	17,533	(100,450)	(113,346)
Cash Flows from Financing Activities	(104,212)	72,883	232,400	1,517,641

Investing Activities:
Current exploration and development costs	(48,320)	(7,074)	(221,511)	(306,015)
Cash Flows from Investing Activities	(48,320)	(7,074)	(221,511)	(306,015)
Increase (Decrease) in Cash for the Period	(177,115)	(65,135)	(430,571)	174,244

Cash (Deficiency) at Beginning of Period	117,102	188,998	370,558	(50,381)
Cash (Deficiency) at End of Period	(60,013)	123,863	(60,013)	123,863

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT FEBRUARY 28, 2005

1.	SIGNIFICANT ACCOUNTING POLICIES:
[a]	Nature of Operations and Going Concern:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work. It also acquires oil and gas property interests and participates in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

[b]	Equipment:

The Company records its equipment at cost and depreciates it on the declining-balance basis at 20% per annum for office equipment and 30% per annum for auto equipment, over the estimated useful life of the equipment.

[c]	Accounting for Oil and Gas Well Interests:
The Company capitalized the drilling and equipment costs of its interest in specific wells, which have been wholly amortized or written off.
[d]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows;

( i)	If property sold outright - costs written off entirely against proceeds.
( ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
( iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
( v)	If property abandoned - costs written off entirely.
[e]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.
[f]	Revenue and Property Costs:

These statements reflect only the Company's share of oil and gas revenue and expenses and acquisition costs and expenditures on mineral property interests, although operations are conducted jointly with several parties.

[ g]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At February 28, 2005

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
[ h]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[ i]	Financial Instruments:

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. Those financial instruments include cash, accounts and advances receivable, bank overdraft, accounts payable and amounts due to related parties, and their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.

[ j]	Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

[ k]	Income Taxes:

The Company uses the liability method of accounting for future income taxes whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted , if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely that not that the asset will not be realized.

[ l]	Earnings Per Share:

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year. The Company calculates earning per share using a new standard, the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares are added to the weighted average number of common shares outstanding during the period or year ended for the dilutive effect of employee stock options and warrants, as this would be anti-dilutive. No adjustments are required to the reported loss from operations in computing diluted per share amounts.

[ m]	Stock Based Compensation:

On June 1, 2003, the Company adopted the amended CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments". This change in accounting policy as been applied prospectively without restatement.

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At February 28, 2005

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
[ m]	Stock Based Compensation (Continued):

Under this amended standard, the Company must account for compensation expensed based on the fair value of the rights granted under its stock based compensation plan. Under this method, compensation costs attributable to the share options granted to employees or directors is measured at fair market value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously, the Company accounted for its stock based compensation using the intrinsic value method. No compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant. Consideration paid by employees on the exercise of stock options and purchase of stock was credited to share capital.

2.           BASIS OF PRESENTATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. Teryl Resources Corp. owns 6,500,100 shares of Teryl, Inc., which is 100% of the issued shares at February 28, 2005. See Note 15 re Teryl, Inc. subscriptions received.

3.           ADVANCES TO RELATED COMPANIES consist of the following:

	2005	2004
Information Highway.com Inc.	818	818
REGI US, Inc.	4,087	13,141
International Diamond Syndicate Ltd. (Note 4)	1	1
	4,906	13,960

The advances to related companies bear no interest and have no fixed repayment terms.

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS property has no proven economic reserves, so there is little expectation of recovery.

Linux Gold Corp. is a public company listed on US Stock Exchanges having a market value of $ 3,692 Cdn. at February 28, 2005 and $ 4,288 Cdn. at February 29, 2004.

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At February 28, 2005

4.	INVESTMENTS (Continued)

	Feb. 28,	Feb. 29,	May 31,
	2005	2004	2004
International Diamond Syndicate Ltd.:
40 shares - June 24, 1993	1	1	1
Linux Gold Corp. :
15,880 shares - Feb. 28, 1993	4,025	4,025	4,025
	4,026	4,026	4,026

5.	EQUIPMENT consists of:
	Furniture and fixtures - at cost	48,215	40,765	46,662
	Less: Accumulated amortization	35,446	32,409	33,191
		8,356	13,471	12,769
	Automotive equipment - at cost	15,531	-	-
	Less: Accumulated amortization	3,494	-	-
		-	-	12,037
		8,356	13,471	24,806

6.	OIL AND GAS WELL INTERESTS:

The Company owns 6.5% Working Interest (4.680% Net Revenue Interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% Working Interest (5.79375% Net Revenue Interest) in each of the C-S #1, Jancik #1 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these well has been completely amortized.

7.	MINERAL PROPERTY INTERESTS consist of the following:

				Acquisition Cost
		Teryl's		Feb. 28,	May 31,
Claim Group	Region	Interest	Ref.	2005	2004
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Ala	0-45%	B	33,538	33,538
Anderson Group	Fairbanks, Ala	95%	C	15,878	6,558
Fox Creek	Fairbanks, Ala	0-97%	D	13,283	-
West Ridge	Dome Creek, Ala	100%	E	116,189	116,189
Gil Venture	Dome Creek, Ala	20%	F	31,127	31,127
Stepovich Lease	Dome Creek, Ala	10%	G	9,381	9,381
				219,397	196,794

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At February 28, 2005

7.	MINERAL PROPERTY INTERESTS (Continued):

	B.	FISH CREEK:

On March 5, 2002, and extended on March 5, 2005, the Company and Linux Gold Corp. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US by March 5 2007, issuing 200,000 common shares (issued during the February 28, 2003 quarter) and a further 100,000 shares for the extension, subject to regulatory approval. Linux will have a 5% net royalty interest until Teryl pays $ 500,000 US.

	C.	ANDERSON GROUP:

Pursuant to a purchase agreement dated August 18, 2003, the Company agreed to pay Michael D. Roberts $ 15,878 ($ 12,500 US), with an additional $ 135,000 US owing in the next two years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier R.L. of Dome Creek.

	D.	FOX CREEK:

On June 23, 2004, the Company, Jean Turner and Ron Way (Owners) entered into a mineral property lease with Right of First Refusal, for a period of ten years (or longer if still developing or in production), to develop the property known as the Upper Fox Creek mining lease, subject to a 3% Net Smelter Return, for payments of $ 10,000 US per year. $ 13,283 ($10,000 US) has been paid during the 2005 year. The Company may purchase the production royalty for $ 1,000,000 US before production or $ 1,500,000 US after production.

	E.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA and has been conducting an exploration program over the past three years.

	F.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 100% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. Under a 1991 agreement, Fort Knox Venture earned an 80% participating interest in the property with the Company retaining a 20% participating interest. Fairbanks Gold, has been exploring this property from 2001 to date and expects to announce a production decision in the next few years. This has resulted in the Company being required to pay its 20% share of expenses, which amounted to $ 112,166 ($ 89,874 US) in the February, 2005 period. Further cash calls are expected in 2005.

	G.	STEPOVICH LEASE:

The Company, through its subsidiary Teryl, Inc., and Fort Knox Venture under an assignment dated May 29, 1992 agreed that Teryl, Inc. would retain a 10% Net Profit Interest in these claims after various assignments.

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At February 28, 2005

7.	MINERAL PROPERTY INTERESTS (Continued): SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/03	2004	May 31/04	2005	Feb. 28/05
Silverknife	1		1		1
Fish Creek	19,452	14,086	33,538		33,538
Anderson Group		6,558	6,558	9,320	15,878
Fox Creek				13,283	13,283
West Ridge	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381	-	9,381	-	9,381
	176,150	20,644	196,794	22,603	219,397

DEFERRED EXPLORATION AND DEVELOPMENT :

Fish Creek	47,595	39,358	86,953	35,514	122,467
Fox Creek				34,813	34,813
West Ridge	269,162	307,866	577,028	34,432	611,460
Gil Venture	1,531,809	305,267	1,837,076	116,752	1,953,828
Stepovich Lease	1,001		1,001	-	1,001
	1,849,567	652,491	2,502,058	221,511	2,723,569

8.	INCOME TAXES AND EARNINGS PER SHARE:

The Company has available losses of $ 1,592,000, which may be offset against future Canadian taxable income. These losses expire as follows:

Year ending May 31, 2005	$48,000
Year ending May 31, 2006	151,000
Year ending May 31, 2007	78,000
Year ending May 31, 2008	227,000
Year ending May 31, 2009	10,000
Year ending May 31, 2010	72,000
Year ending May 31, 2011	381,000
Year ending May 31, 2012	625,000
$1,592,000

The Company has provided a full valuation allowance against any future tax asset arising from losses carried forward as it is considered less than likely that any benefit will be realized. The Company has Canadian and foreign exploration and development expenditures of $ 1,245,039 available to reduce future taxable income from mineral properties.

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At February 28, 2005

9.	DEBENTURE PAYABLE:

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture was not convertible under existing regulatory policy. Interest of $ 9,556 was accrued to February 28, 2005 (2004 - $ 9,819). Teryl paid Keltic Bryce $ 15,000 interest on November 12, 2003 and November 15, 2004. After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

10.	ADVANCES FROM RELATED COMPANIES consist of:

	Feb 28,2005	Feb. 29,2004	May 31,2004
540330 BC Ltd		13,894
Access Information Systems Inc.		113,770
JGR Petroleum Inc.	22,584	103,112
KLR Petroleum Inc.	9,022
Linux Gold Corp.	22,081	7,567
Rainbow Network		55,604	55,611
Reg Technologies Inc.	7,577	263
SOVO Computer Centre		824
SMR Investment Ltd.	34,854	232,112	152,610
	96,118	527,146	208,221

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

12.	SHARE CAPITAL:

Authorized Share Capital consists of:

Common - voting No par value	100,000,000

Preferred -non- voting $ 1 par value	5,000,000

105,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefore being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At February 28, 2005

12.	SHARE CAPITAL (Continued):

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount
Total Issued for Cash to May 31, 2003		20,638,024		5,232,236
Shares issued in May 31, 2004 Year:
Stock options exercised	A	247,500	0.15	37,125
Private placement	B	2,000,000	0.25	495,887
Private placement warrants	C	250,000	0.12	30,000
Stock option exercised	D	50,000	0.40	20,000
Private placement	E	3,000,000	0.35	1,026,375
Private placement warrants	F	193,500	0.30	58,050
Private placement	G	2,000,000	0.50	1,026,375
		7,741,000		2,650,187
Total Issued for Cash at May 31, 2004		28,379,024		7,973,423
Period ended February 28, 2005:
Private placement warrants	H	622,000	0.30	186,600
Private placement warrants	I	975,000	0.15	146,250
		1,597,000		332,850
Total Issued for Cash at Feb. 28, 2005		29,976,024		8,306,273
Total Issued for Other at Feb. 28,		4,801,664		1,044,699
2005
Total Shares Issued at Feb. 28, 2005		34,777,688		9,350,972

A.

On June 23, 2003, a Stock Option for 10,000 shares and on November 28, December 4, 2003 and February 24, 2004 three Stock Options for 237,500 shares, were exercised at $ 0.15 per share to net the treasury $ 37,125.

B.

On August 26, 2003, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 27 placees at a price of $ 0.25 per unit ($ 500,000 less issue costs of $ 4,113) to net the treasury $ 495,887. Each unit consists of one common share and one-half share purchase warrant exercisable in the first year for $ 0.30 and $ 0.40 in the second year, per common share.

C.	On October 20, 2003, a Private placement warrants for a total of 250,000 shares at $ 0.12 per share to net the treasury $ 30,000.
D.	On November 21, 2003, 50,000 shares at $ 0.40 per share were issued by the exercise of stock options.
E.

On November 24, 2003, the Company issued 3,000,000 units of capital stock pursuant to a Private Placement with 50 placees at a price of $ 0.35 per unit ($ 1,050,000 less issue costs of $ 23,625) to net the treasury $ 1,026,375. Each unit consists of one common share and one-half share purchase warrant exercisable within one year for $ 0.50 per common share.

F.	In December, 2003 and January, March and April, 2004, private placement warrants totaling 193,500 shares at $ 0.30 per share were exercised.

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At February 28, 2005

12.	SHARE CAPITAL (Continued):
G.

On April 26, 2004, the Company issued a Private Placement with 27 placees for 2,000,000 units at $ 0.50 per unit to net the treasury $ 982,750 ($ 1,000,000 less issue costs of $ 17,250). Each unit consists of one common share and one share purchase warrant for one additional common share exercisable within eighteen months for a price of $ 0.60 per share.

	H.	During the August 31, 2004 quarter, 10 individuals exercised private placement warrants totalling 622,000 shares at a price of $ 0.30 per share to net the treasury $ 186,600.
	I.	During the November 30, 2004 quarter, 3 individuals exercised private placement warrants totalling 975,000 shares at a price of $ 0.15 per share to net the treasury $ 146,250.

Outstanding Commitments to Issue Shares:
At February 28, 2005, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Private placement Warrants	184,500	0.40	Aug.26/05
Private placement Warrants	2,000,000	0.60	Oct .26/05
Consultants Option	350,000	0.40	Feb. 19/06
Directors Option	990,000	0.15	Apr. 22/07
Senior Officers Options	600,000	0.15	Apr. 22/07
Consultants Option	50,000	0.40	Dec. 16/07
Consultants Option	75,000	0.40	Mar. 4 /08
Consultants Option	150,000	0.40	Oct. 20/08
Consultants Option	300,000	0.45	Nov. 14/08
Consultants Option	50,000	0.35	Mar. 5 /09
Consultants Option	25,000	0.45	Oct. 19 /09
	4,774,500

On October 19, 2004, the Company granted a consultant a stock option for up to 25,000 common shares exercisable at $ 0.45 per share for a five year term.

During the nine month quarter ended February 28, 2005, the Company had the following stock option activity:

		Weighted
	Number	Average
	Of	Exercise
	Options	Price
Balance outstanding May 31, 2004:	2,565,000	$0.26
Granted	25,000	0.45
Exercised	-
Cancelled	-	.

Balance outstanding February 28, 2005	2,590,000	$0.27

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Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
As At February 28, 2005

12.	SHARE CAPITAL (Continued):

The following table summarizes information about the stock options outstanding at Feb. 28, 2005:

		Weighted
	Number	Average	Number
	Of	Remaining	Of
Exercise	Options	Contractual	Options
Price	Outstanding	Life (Years)	Exercisable

$ 0.15	1,590,000	2.39	1,590,000
0.40	625,000	2.25	625,000
0.45	325,000	4.06	325,000
0.63	50,000	4.26	50,000

$ 0.27	2,590,000	2.60	2,590,000

Stock Based Compensation Expense:

The fair value of each option granted is estimated on the grant date using the Black-Scholes option- pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 158% (2003 - 500%), weighted average risk free interest rate of 4.56% (2003 - 4.5%) and expected life of 2 years (2003 - 3 to 5 years).

On March 7, 2005, the Company announced a private placement offering for up to 2,000,000 units at $ 0.30 per unit. Each unit will consist of one common share and one-half share purchase warrant. Two half warrants will entitle the holder to purchase one common share at a price of $ 0.35 for one year.

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 4 above re advances to and investment in IDS written down in 2000.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 10 re advances from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totalling $ 7,500 during the current period (2004 - $ 15,000). See Note 7A regarding mineral properties transactions with SMR and Note 10 re advances from SMR.

Directors fees of $ 9,000 have been paid to John Robertson, President of the Company for the nine months ended February 28, 2005 (2004 -$ 8,500). Administration consulting fees of $ 22,500 (2004 - $ 17,125) were paid to J. Lorette, Vice-President of the Company. Secretarial fees of $ 22,000 (2004 - $ 14,874) were paid to M. van Oord, a director of the Company

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Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
As At February 28, 2005

13.	RELATED PARTY TRANSACTIONS (Continued):

During the February 28, 2005 period management services fees of $ 8,013 paid to KLR Petroleum, Inc., a private company controlled by an officer of the Company.

The Company holds 15,880 shares of Linux Gold Corp., a public company controlled by an officer of the Company, as described in Note 4. See Notes 3 and 10 re advances to or from Linux.

Office rent amounted to $ 12,420 for the period ended February 28, 2005 of which $ 8,280 has been shared with Reg Technologies Inc. and REGI US Inc.

14.	OTHER:

See the "Outstanding Commitments to Issue Shares" section of Note 12 for information on commitments to issue shares after the balance sheet date and announcement of private placement on March 7, 2005.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

See Note 2 re consolidation of Teryl, Inc. within these statements and see Notes 7E, 7F & 7G regarding mineral claim exploration and development and option agreements.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. $ 76,073 ($ 51,750 US) worth of capital stock was issued May 23, 2003 for these subscriptions. A subscriber did not return the agreement regarding $ 69,972 ($ 45,000 US) outstanding.

16.	CHANGE OF NAME:

At the Annual General Meeting held January 22, 2003, the Board was granted approval to apply to have the Company's named changed to Teryl Gold Inc. The name change was accepted by the Province of British Columbia on February 1, 2003. On November 25, 2004, the Company returned its name to Teryl Resources Corp.

UNAUDITED - PREPARED BY MANAGEMENT